UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **May 4, 2012**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On May 4, 2012, Pepco Holdings, Inc. issued a news release announcing its operating results for the first quarter of 2012. The news release is furnished as Exhibit 99.1 to this Form 8-K. The information being furnished pursuant this Item 2.02, including Exhibit 99.1, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the Securities Act), except as shall be expressly set forth by specific reference in such filing.

Item 7.01   Regulation FD Disclosure.

Exhibit 99.2, attached hereto, is hereby incorporated by reference. The information being furnished pursuant to this Item 7.01, including Exhibit 99.2, shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibit
99.1	News Release of Pepco Holdings, Inc. dated May 4, 2012
99.2	Pepco Holdings, Inc. Earnings Conference Call Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

(Registrant)

Date: May 3, 2012   /s/ FRED BOYLE
                               Name: Frederick J. Boyle
                               Title: Senior Vice President
                                         and Chief Financial Officer

INDEX TO EXHIBITS FURNISHED HEREWITH

Exhibit No.	Description of Exhibit
99.1	News Release of Pepco Holdings, Inc. dated May 4, 2012
99.2	Pepco Holdings, Inc. Earnings Conference Call Presentation